

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 11, 2006

Mr. James Rieger, Esq.
Tannenbaum Helpern Syracuse & Hirschtritt, LLP
900 Third Avenue
New York, New York 10022-4775

Re: **Warrantech Corporation**
SC 13E-3 filed June 22, 2006
File No. 5-37294

PREM14A filed April 12, 2005
File No. 0-13084

Dear Mr. Rieger:

We have reviewed your filing and have the following comments.

General

1. We note your response to prior comment one wherein you state that WT does not believe that any of the H.I.G. Advisors III, L.L.C., H.I.G. GP-II, Inc. or Messrs. Temer, Mnaymneh or Bernam should be filing persons. As noted in Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000, "where the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction, moreover, the staff will "look through" the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle." Since the identified persons appear to be "intermediate or ultimate" parents of the acquisitions vehicle please identify them as filing persons. In the alternative, please provide a detailed legal and factual argument in support of your position that the referenced persons should not be identified as filing persons.

2. We note your response to prior comment one wherein you state that you have "voluntarily included such persons as filing persons on the Schedule." There exists no concept of "voluntary filers" under Rule 13e-3. Please provide an acknowledgement in your response letter that the referenced persons are filing persons. In the alternative, please remove them from as filing persons from the document and provide a detailed legal and factual argument in support of such position.

August 11, 2006

PREM14A

<u>Position of the Buying Group Regarding the Fairness of the Merger, page 55</u>

3.   Please note the "buying group" is not a legal entity. Please revise your disclosure to separately discuss the determination of the individual members of the buying group. Please revise throughout the document as appropriate including the "effects of the merger" section.

                        *   *   *   *

         As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         You may contact me at (202) 551-3345 if you have questions or comments..

                                        Sincerely,

                                        Michael Pressman
                                        Special Counsel
                                        Office of Mergers and Acquisitions